FedEx Corporation (FDX)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
FDX Shareholder since 2008

Vote Proposal 5 – Independent Board Chairman

The following is shareholder text in the 2022 annual meeting proxy that is not specifically rebutted by FDX management in spite of having 3-months to prepare:

“It is recommended that the Chairman be a person of business stature capable of challenging the CEO if need be.

“Mr. R. Brad Martin, Vice Chairman of the Board and designated successor to serve as Chairman of the Board, is only Chairman of RBM Ventures, a private investment company. According to one source RBM Venture has up to 9 employees and $700,000 in sales.

“How does the Chairman of RBM Ventures with 9 employees have the stature to challenge Mr. Rajesh Subramaniam, CEO of a company with 384,000 employees, if something goes off the rails?

“Plus Mr. David P. Steiner, Lead Director, has been an attorney with Gibson, Dunn & Crutcher. Gibson, Dunn is a law firm that may be a contender for the law firm that has made the most money from the management elite by resisting rule 14a shareholder proposals like this proposal. Mr. Steiner could be the profile of exactly what shareholders do not want in a Lead Director.”

When reading the management statement next to any shareholder proposal please remember that there is a formal process to root out any inaccurate shareholder text in a shareholder proposal but there is no formal process to root out misleading management text next to a shareholder proposal.

Vote Proposal 5 – Independent Board Chairman

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.